Filed Pursuant to Rule 433

Registration No. 333-176218

June 19, 2012

NEWFIELD EXPLORATION COMPANY

Pricing Term Sheet

$1 billion 5.625% Senior Notes due 2024

Issuer:	Newfield Exploration Company

Security Description:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings: (Moody’s / S&P / Fitch)*	Ba1 / BBB- / BB+

Expected Outlooks: (Moody’s / S&P / Fitch)*	Stable / Stable / Stable

Principal Amount:	$1,000,000,000**

Net Proceeds to Issuer (before expenses):	$991,250,000

Trade Date:	June 19, 2012

Settlement Date (T+5):	June 26, 2012

Interest Payment Dates:	January 1 and July 1, beginning on January 1, 2013

Maturity Date:	July 1, 2024

Benchmark Treasury:	UST 1.75% due May 15, 2022

Benchmark Yield / Price:	1.618% / 101-06+

Spread to Benchmark Treasury:	+400.7 bps

Yield to Maturity:	5.625%

Coupon:	5.625%

Public Offering Price:	100% of principal amount

Optional Redemption:	Make whole call T+50 bps

CUSIP / ISIN:	651290 AQ1 / US651290AQ17

Sole Book-Running Manager:	Wells Fargo Securities, LLC

Co-Managers:

J.P. Morgan Securities LLC

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

DNB Markets, Inc.

Barclays Capital Inc.

Mizuho Securities USA Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	The offering was upsized from an original principal amount of $750,000,000.

The delivery of the notes will be made against payment therefor on or about June 26, 2012, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-526-3897.